UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new gasoline

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Rio de Janeiro, July 29, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that it is already producing at all of its refineries and selling to distributors gasoline with RON 93 octane rating, which will only be mandatory in Brazil in 2022, according to the new regulations of the National Agency of Petroleum, Natural Gas and Biofuels (ANP) - ANP Resolution 807/20.

The ANP Resolution 807/20, whose first phase will come into force on 08/03/2020, establishes a minimum octane rating of 92 by the RON (Research Octane Number) methodology, already adopted in Europe and more appropriate to the new engine technologies being introduced in Brazil. This resolution also establishes a minimum density of 715 kg/m³, which means more efficiency, with the possibility of reducing gasoline consumption per kilometer by 5% on average, in addition to making it more difficult to cheat in its formulation, combating the use of low quality solvents and naphthas in the adulteration of the product sold to the consumer.

In the second phase, scheduled for January 2022, minimum octane rating RON 93 will be adopted. The company has already anticipated the production of gasoline with superior quality standards, guaranteeing the consumer a product with better performance and efficiency.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer